

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 13, 2009

<u>Via facsimile and U.S. mail</u>

Jens Meyerhoff
Chief Financial Officer
First Solar, Inc.
350 West Washington Street, Suite 600
Tempe, Arizona 85281

> **Re:** **First Solar, Inc.**
> **Annual Report on Form 10-K for fiscal year ended December 27, 2008**
> **Filed February 25, 2009**
> **File No. 1-33156**

Dear Mr. Meyerhoff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business, page 3</u>

1. Although we note your disclosure in the third paragraph, in future filings please include all of the disclosures required by Regulation S-K Item 101(c)(1)(viii). Please also discuss how your long-term contracts, including recent amendments

and existing contract provisions, such as pre-set annual price reductions, rolling forecasts and euro-denominated pricing, affect reported backlog.

Competition, page 8

2.   We note that among your principal methods of competition are price per watt, conversion efficiency and reliability. Please expand your disclosure in your applicable future filings to indicate, to the extent then known, how your thin film solar products generally compare to the products of your competitors on those factors, taking into account any publicly available information concerning the price per watt, conversion efficiency and reliability of the products of your competitors. Also, update your disclosure under "Business—Products—Solar Modules" to indicate how the price per watt, conversion efficiency and reliability of your products compares to traditional crystalline silicon solar modules.

Item 7. Management's Discussion and Analysis…, page 28

Overview, page 29

3.   We note from your risk factor disclosure on page 12, and other disclosure throughout your filing, that you face intense competition from manufacturers of crystalline silicon solar modules, and that one of your key advantages against such competitors is that your solar module products use approximately 1% of the semiconductor material used by traditional crystalline silicon solar modules. We also note from page 21 of your "Corporate Overview" available on your website at http://media.corporate-ir.net/media_files/irol/20/201491/CorporateOverview.pdf that you intend to reduce the cost per watt of your products during the 2010 to 2012 time period in response to the current decline in polysilicon prices, but that at some price points of polysilicon, your products may become less competitive. In your future filings, as applicable, please discuss and analyze any known trends in the competitiveness of your products given the then current market price of polysilicon or other semiconductor materials used by your competitors, the conversion efficiency and cost-per watt of your products versus those of your competitors, and discuss and analyze how those trends affect your operating results and discuss what actions the company is taking in response to those trends and the results of those actions.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney